SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2


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                                NOVEMBER 3, 2006

                      CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE
                        PURSUANT TO WHICH THIS SCHEDULE IS FILED:
                               [   ] Rule 13d-1(b)
                               [ x ] Rule 13d-1(c)
                               [   ] Rule 13d-1(d)



                       MONOLITHIC POWER SYSTEMS INC.
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                             (Name of Issuer)



                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   609839105
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                               (CUSIP Number)

CUSIP Number  609839105
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SELIGMAN TECH SPECTRUM (MASTER) FUND
           98-0361992

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           CAYMAN ISLANDS

                   (5) SOLE VOTING POWER                -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER       1,578,305*
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER           -0-

                   (8) SHARED DISPOSITIVE POWER  1,578,305*


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  1,578,305*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                       5.23%

12) TYPE OF REPORTING PERSON

        CO

        * J. & W. Seligman & Co. Incorporated (JWS) is the investment adviser for the reporting person, and the shares reported herein will be included in the Schedule 13G filed by JWS with respect to the issuer to the extent such shares are still deemed to be beneficially owned by JWS as of the reporting date.


            --------------------------------------------------

Item 1(a) Name of Issuer:

          MONOLITHIC POWER SYSTEM INC.

Item 1(b) Address of Issuer's Principal Executive Offices:

          983 UNIVERSITY AVENUE
          BLDG A
          LOS GATOS,  CA 95032

Item 2(a) Name of Person Filing:

          SELIGMAN TECH SPECTRUM (MASTER) FUND

Item 2(b) Address or Principal Business Office or, if none, Residence:

          C/o J. & W. SELIGMAN & CO. INCORPORATED
          100 PARK AVENUE
          NEW YORK, NEW YORK 10017

Item 2(c) Citizenship:

          CAYMAN ISLANDS

Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          609839105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing as a:




Item 4    Ownership.

            Incorporated by reference to Items (5)-(9) and (11) of the cover page.


Item 5    Ownership of Five Percent or Less of a Class.

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company.

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group.

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group.

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  January 16, 2007

SELIGMAN TECH SPECTRUM (MASTER) FUND

BY  /s/ LAWRENCE P. VOGEL
   -------------------------------------
   Name: LAWRENCE P. VOGEL
   Title: AUTHORIZED PERSON

EXHIBIT

EXHIBIT 1

Seligman Tech Spectrum (Master) Fund
(the "Company")


CERTIFICATE

        The undersigned certifies that he is a Managing Director of J. & W. Seligman & Co. Incorporated, the Company's investment manager (the "Manager"), and that he is authorized to execute this certificate on behalf of the Company and further certifies on behalf of the Company that the following is (in relevant part) a true and complete copy of resolutions duly adopted by the Board of Directors of the Company as of December 21, 2006, and such resolutions have not been rescinded or amended and remain in full force and effect on the date hereof:

        FURTHER RESOLVED, that each person named below be, and hereby is, designated as an authorized person (each an "Authorized Person") to act on behalf of the Company as from time to time authorized by the Board of Directors (subject to the limitations provided herein or from time to time):

Joseph Cheung
Frank J. Nasta
David F. Stein
Richard C. Dluzniewski
Richard M. Potocki
Edward G. Stromberg III
Thomas J. Figueira
Thomas G. Rose
Lawrence P. Vogel
Paul B. Goucher
Julie Rosenberg
Yvonne R. Walker
John Guancione
Rodney G.D. Smith
Brian T. Zino

..    .    .

        FURTHER RESOLVED, that any Director of the Company and each Authorized Person be, and the same hereby are, authorized to perform on behalf of the Company any and all such acts as they or any of he or she may deem necessary or advisable in connection with the organization and operation of the Company (including providing instructions to the Manager, PFPC, Morgan Stanley & Co. Incorporated, SAI and any other service providers and executing contracts on behalf of the Company) or the offer and listing of the shares of the Company or in order to comply with all applicable laws or regulations and in connection therewith to execute and file all requisite papers and documents including but not limited to applications, reports, irrevocable consents and appointments of attorneys for service of process, and the execution by such Director or Authorized Person of any such paper or document or the doing by him or her of any act in connection with the foregoing matters shall conclusively establish his or her authority therefor from the Company and the approval and ratification of the Company of the papers and documents so executed and actions so taken.

        IN WITNESS WHEREOF, I have hereunto set my name as of this 11th day of January, 2007.

  /s/ Paul B Goucher
  Paul B Goucher
  Authorized Person